TRANSLATION


Ciba                        Ciba                       Ciba
Specialty Chemicals Inc     Spezialitatenchemie AG     Specialites Chimiques SA
Switzerland                 Schweiz                    Suisse

                                                                   [CIBA LOGO]


Page 1 of 1
October 23, 2001
Basel, Switzerland


DISCLOSURE OF PARTICIPATIONS

Based on section 20 of the Swiss Stock Exchange Act and sections 17 and 19 of the Stock Exchange Ordinance, Ciba Specialty Chemicals Holding Inc. herewith gives notice of the following participation as per October 15, 2001:


Shareholder                      Number of shares       Voting rights in %
Putnam Investment                   3,720,789                 5.158%
Management, LLC
Putnam Advisory Company,
LLC
One Post Office Square
Boston, MA 02109
U.S.


For further information please contact:
---------------------------------------
MEDIA                                                INVESTOR RELATIONS
Thomas Gerlach                              Matthias A. Fankhauser
Tel: +41 61 636 4444                        Tel: +41 61 636 5081
Fax: +41 61 636 3019                        Fax: +41 61 636 5111


Internet website: www.cibasc.com